Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

The following presentation will be used for investor presentations Docent and Click2learn plan to hold.  In addition, certain slides may be used for employee presentations.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. filed a registration statement on Form S-4, as amended, under the name “Hockey Merger Corporation” on January 29, 2004, containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Hockey Merger Corporation described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

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February, 2004

Click2learn / Docent Investor Presentation

Safe Harbor

Information in this presentation contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements.  Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission,  including the companies’ respective 10-K and 10-Q filings.

[LOGO]	[LOGO]

Docent Background

•                  Incorporated in 1997

•                  NASDAQ:  DCNT

•                  Headquarters: Mt. View, CA

•                  170 employees

•                  Offices in US, UK, France, Germany, Japan, Australia

•                  Docent Enterprise and associated services

“Docent has helped us increase our Dealer Satisfaction Index from 50 out of 100 to 87 out of 100.  We couldn’t run our business without Docent.”

- Willie Keith,
Harley Davidson

Docent Momentum

•                  2003 revenue above $30 million

•                  Q4 2003 bookings of $10 million and revenue of $8.5 million

•                  Year on year bookings up 23% and revenue up 9%

•                  Operating loss reduced to $1 million in Q4

•                  Cash of $29 million

“The holy grail for this industry is to move beyond merely cost avoidance and ramp up speed to identify the impact of training across  all business functions. Docent’s framework will help lead the industry in this key direction.”

- Cushing Anderson
IDC

Click2learn Background

•                              Founded by Paul Allen in ‘84

•                              NASDAQ:  CLKS

•                              Headquarters: Bellevue, WA

•                              300 employees

•                              Offices in US, UK, Japan, India & Australia

•                              Aspen Enterprise Productivity Suite™, ToolBook and associated services

“Click2learn has one of the best reputations in the industry for providing e-Learning technologies and solutions, and we are pleased and proud to have Click2learn as a partner providing Microsoft’s e-Learning content.”

- Stephen Guty
Microsoft

Click2learn Momentum

•                  2003 revenue close to $30 million

•                  Q4 bookings of $10 million

•                  Low operating expense structure & solid balance sheet

•                  Cash burn minimal

•                  Almost no debt, cash of $12 million

“The company’s platform sales growth … is quite remarkable and puts the company in an elite class of small cap application vendors.”

- Craig-Hallum Capital

Docent and Click2learn Agree to Merge

•                  New Company Poised For Leadership

•                  Most Complete Solution Suite

•                  Greatest R&D and Customer Support Strength

•                  Enhanced Financial Strength & Stability

•                  Over 600 Customers Worldwide

•                  Over $40 million in Cash

•                  Combined companies, $60 million of revenue in last 12 months

Our shared vision

We drive business results through innovative performance and learning technologies.

Our products & services enable organizations to:

•                  Solve business problems

•                  Improve employee & organizational performance

•                  Increase revenue

•                  Decrease costs

Why merge?

•                  Customers are seeking a clear leader

•                  Organizations today understand:

•                  Business impact & ROI of using our software

•                  The importance of an integrated suite

•                  “Mission critical”

•                  Realities of the industry today:

•                  Still fragmented & no “clear” leader

•                  Docent and Click2learn aim to be that leader

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Balance sheet strength

•                  Sustained profitability & operational leverage

•                  Product and solution strength

•                  Most comprehensive technology suite

•                  R&D organization to keep it there

•                  Operating strength

•                  Customer base to cross-sell to and build from

•                  Customer Service & Support to make it work

•                  Partner base to leverage

Customers and channels have
responded positively

•                  “Congratulations, this is great news! The Docent and Click2learnmerger clearly puts you in a favorable position from a financial, operational and product perspective!” — Cingular Wireless

•                  “I just wanted to send along my heartfelt congratulations on the announcement of your new company. I’m very excited about the possibilities and I look forward to my continuing work with your terrific staff.”  — HP

•                  “Looks like an interesting and potentially great merger. It’s particularly interesting to me because Docent and Click2learn were our finalists in our LMS evaluation process. There were, and are, features in both products that we really like. And there are a lot of very talented people in both organizations. I’m looking forward to hearing more about it.” — PrimediaWorkplace Learning

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Product and solution strength

•                  Operating strength

Two companies with momentum

[CHART]

Winning in the Industry

License Revenue (millions) Among 3 Public Players
Focused On Learning & Business Performance Management

[CHART]

Prospects and customers have voted
their confidence with their dollars

[CHART]

Q403 License Revenue

•                  Market leadership and momentum continued

•                  Bookings of $10mm for both companies

Offering strength and stability

Cash, $ millions

[CHART]

Figures for private companies are from industry analyst estimates

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Product and solution strength

•                  Operating strength

The market has validated a vision…

[CHART]

…and we’ve been delivering it

Docent ‘03 Wins • British Telecom • Symbol Technologies • Hewlett-Packard • Rockwell Collins • Siemens • Fuji Xerox • Exult • Novartis • Carrefour	Click2learn ‘03 Wins • Microsoft • BAE Systems • Standard & Poors • Accenture • Vodafone • Nestle • US Airforce • DeBeers • New Horizons

Select Customer & Partner Wins Announced in 2003/4

Delivering the most comprehensive
solution

[CHART]

2001-2006 CAGR		2002

LMS	30.40%	364

VCS	35.40%	266

LCMS	41.00%	60

Total	36.40%	690

Primary Source:  IDC

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Earning industry accolades

Winner: LMS/Performance Management & LCMS Product Shootout	[LOGO]

Leader Learning Management Systems & eLearning Suites 2003 Magic Quadrants	[LOGO]

#1 Vendor Overall 2003 METAspectrum Top Rating in Meta SPEX Report	[LOGO]

Best Learning Management System as voted by Readers of Training Magazine	[LOGO]

2002 Top Training Product	[LOGO]

eLearning Age “Best Learning Management Solution, 2003”	[LOGO]

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Product and solution strength

•                  Operating strength

Enterprise customers

[CHART]

Source: Company reports and Brandon Hall Survey

Combined, working with 60% of the 15
most valuable companies in the world…

[LOGOS]

By Market Capitalization

...and over 35% of the Global 50…

[LOGOS]

By Revenue

...as well as 40% of the Fortune 50

By Revenue

[LOGOS]

Extending reach and validation through
 marquis partners

[LOGOS]

Strong and stable management team

Executive	Current Company	Newco Role

R. Andrew Eckert	Docent	CEO

Kevin Oakes	Click2learn	President

Neil Laird	Docent	SVP and CFO

Srinivas Chandrasekar	Click2learn	SVP Products

Dave Crussell	Docent	SVP PS and Operations

Sudheer Koneru	Click2learn	SVP International Operations

Sanjay Dholakia	Docent	SVP Marketing and Alliances

Steve Esau	Click2learn	SVP and General Counsel

Board has strong governance and
industry expertise

Director	Board	Role

Donald E. Fowler	Docent	Chairman

John Coné	Click2learn	Compensation Committee Chair

Jack L. Acosta	Docent	Audit Committee Chair

Sally Narodick	Click2learn	Governance Committee Chair

Ali R. Kutay	Docent

Vijay Vashee	Click2learn

R. Andrew Eckert	Docent

Kevin Oakes	Click2learn

Integration activities and deal timing

•                  Teams active in all functional areas (>15 sub-teams)

•                  Roles and Responsibilities

•                  Systems and Tools

•                  Process and Procedures

•                  ‘Clean Room’set up for engineering and product teams

•                  NDA customer interviews regarding roadmap

•                  Preliminary S-4 filed 11/14/03 with comments returned to the SEC

•                  Expected shareholder meeting and close mid-March

Together…

•                  Financial strength

•                  Expected to generate $15M in savings

•                  Near term profitability

•.               Product and solution strength

•                  R&D resources to continue innovation on industry’s most complete suite

•                  Operating strength

•                  Leverage large customer base

•                  Robust and broad partner network